SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                       and

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                  M/A/R/C Inc.
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                            (Name of Subject Company)

                 Omnicom Group Inc.; Armstrong Acquisition Corp.
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                                    (Bidders)

                     Common Stock, Par Value $1.00 Per Share
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                         (Title of Class of Securities)

                                    552914103
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                      (CUSIP Number of Class of Securities)

                                 Barry J. Wagner
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600

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                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 2, 1999
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             (Date of Event Which Requires Filing of This Statement)

-------------------------                              -------------------------
CUSIP No. 552914103                 14D-1                      Page 2 of 7 Pages
-------------------------                              -------------------------

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1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Omnicom Group Inc.
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)           [ ]
                                                               (b)           [ ]
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3.        SEC USE ONLY


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4.        SOURCE OF FUNDS*

          OO
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(e) OR 2(f)

                    [ ]
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
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7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,784,024
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8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*

                    [ ]
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9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          93.1%
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10.       TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 552914103                 14D-1                      Page 3 of 7 Pages
-------------------------                              -------------------------

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1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Armstrong Acquisition Corp.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)           [ ]
                                                               (b)           [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY


--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(e) OR 2(f)

                    [ ]
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------
7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,784,024
--------------------------------------------------------------------------------
8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES*

                    [ ]
--------------------------------------------------------------------------------
9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          93.1%
--------------------------------------------------------------------------------
10.       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1, originally filed on October 4, 1999 (the "Statement"), relates to the offer by Armstrong Acquisition Corp. ("Purchaser"), a Texas corporation and a wholly owned subsidiary of Omnicom Group Inc., a New York corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of M/A/R/C Inc., a Texas corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated October 4, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together constituted the "Offer"). This Statement is being filed on behalf of Purchaser and Parent. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

         This Statement is also Amendment No. 1 to the Schedule 13D-1, originally filed on behalf of Parent and Purchaser on October 8, 1999, relating to Parent and Purchaser's beneficial ownership of shares of the Company.

         The Statement is hereby amended and/or supplemented as provided below:

Item 6.  Interest in Securities of the Subject Company.

Items 6(a) and (b) are hereby amended and supplemented by the following:

         Pursuant to the Offer, which expired at 12:00 midnight, New York City Time, on Monday, November 1, 1999, Purchaser purchased a total of 4,696,704 Shares, representing 89.7% of the outstanding Shares.

         As a result of certain transactions contemplated by the Merger Agreement and the Tender, Voting and Option Agreement that occurred after the Expiration Date, Purchaser owns in excess of 90% of the outstanding Shares.

         In accordance with the Merger Agreement, Purchaser intends to merge into the Company pursuant to the "short-form" merger procedure permitted under
Article 5.16 of Texas Law. In the Merger, each Share (other than those owned by Parent or any direct or indirect wholly owned subsidiary of Parent, any Shares held in the treasury of the Company or Shares with respect to which dissenters' rights are demanded and perfected in accordance with applicable Texas Law) will be converted into and represent the right to receive $20.00 in cash, without interest.

Item 10. Additional Information.

         Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

         On November 2, 1999, Parent issued a press release, a copy of which is included as exhibit (a)(9) hereto and incorporated herein by reference, which announced that Purchaser has accepted for payment all Shares tendered in the Offer.

Item 11. Material to be Filed as Exhibits.

         Item 11 is hereby amended to add the following exhibit:

         (a)(9)   Press release issued by Parent on November 2, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 2, 1999               ARMSTRONG ACQUISITION CORP.


                                       By:  /s/ Barry J. Wagner
                                            -------------------
                                            Name:  Barry J. Wagner
                                            Title: Secretary


                                         OMNICOM GROUP INC.


                                       By:  /s/ Barry J. Wagner
                                            -------------------
                                            Name:  Barry J. Wagner
                                            Title: General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit
  No.                    Description
-------                  -----------

(a)(9)         Press release issued by Parent on November 2, 1999